FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.  Name and Address of Company

ACCELRATE POWER SYSTEMS INC.

(the “Company”)

Suite 1370, 1140 West Pender Street

Vancouver, B.C.

V6E 4G1

Item 2.  Date of Material Change

April 19th, 2005

Item 3.  Press Release

Date of Issuance:

April 19th, 2005

Place of Issuance:

Vancouver, British Columbia

Item 4.  Summary of Material Change

On April 19th, 2005 the Company announced the appointment of Papé Material Handling (Papé) for the sales and distribution of the Company’s private label line of rapid battery chargers.

Item 5.  Full Description of Material Change

See attached Schedule “A”.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officers

For further information contact:

Reimar Koch, President and CEO

Tel:  604.688.8656

Item 9.  Date of Report

DATED at Vancouver, British Columbia this 24th day of May, 2005.

ACCELRATE POWER SYSTEMS INC.

Per:

“Reimar Koch”

(Authorized Signatory)

Reimar Koch, President and CEO

(Print Name and Title)

Schedule “A”

ACCELRATE POWER SYSTEMS INC.

Suite 1370 1140 West Pender Street
Vancouver, British Columbia
V6E 4G1

Telephone:       (604) 688-8656

Facsimile:        (604) 688-8654

Website: www.accelrate.com

NEWS RELEASE

APS-35

April 19, 2005

TSX Symbol: APS

DAX (Germany) Symbol: KCG

FOR IMMEDIATE RELEASE

AccelRate Appoints Initial Distributor for Materials Handling Industry Sales

Vancouver, B.C, April 18, 2005 – AccelRate Power Systems announced today the appointment of Papé Material Handling (Papé) for the sales and distribution of AccelRate’s private label line of rapid battery chargers. This follows the signing of a license agreement with Hawker Powersource, announced on April 7, 2005, as the manufacturer of AccelRate battery chargers for motive applications.

Papé, one of the Western U.S.’s largest distributors of material handling equipment, will market, distribute and sell AccelRate’s patented charging products to the material handling industry’s after-market throughout Washington, Oregon, California and Nevada. Products incorporating AccelRate’s technology may include forklift trucks, personnel carriers, aerial trucks and other material handling equipment.

“Following the signing of our agreement earlier this month with Hawker Powersource to manufacture of a private-label series of products incorporating AccelRate’s best-in-class charger technology, we are now focused on signing distributor relationships to access multiple markets throughout North America and beyond,” stated Pierre Gadbois, Vice President Motive Power for AccelRate Power Systems. “With Papé as our initial distributor, we are now in a position to provide advanced charging technology, offering premium quality and performance, to customers in the profitable aftermarket business, which represents 60% of our total motive market.”

Reimar Koch, President and Chief Executive Officer for AccelRate Power Systems adds, “This vital phase of launching AccelRate products through market leaders activates the process of building AccelRate’s brand, optimizing distribution channels, satisfying customer demands, and further building shareholder value.”

AccelRate’s superior battery charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange DAX (symbol KCG).

Papé Material Handling (www.papemh.com) is a Papé Company, and is headquartered in Eugene, Oregon. Papé Materials Handling is a retail dealer of forklift trucks and other material handling equipment on the West Coast of the United States.

ACCELRATE POWER SYSTEMS INC.

"Reimar Koch"

President and CEO

For further information contact

Debby Harris

(604) 688-8656

Reimar Koch

(604) 688-8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.